Berry Plastics Group, Inc.

101 Oakley Street

Evansville, Indiana 47710

October 3, 2012

VIA EDGAR

Ms. Pamela A. Long

Mr. Craig E. Slivka

Mr. Edward M. Kelly

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	Berry Plastics Group, Inc.

Registration Statement on Form S-1

File No. 333-180294

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Berry Plastics Group, Inc. (the “Registrant”) hereby requests that the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-180294) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 4:00 p.m. EST on October 3, 2012, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Andrew J. Nussbaum at (212) 403-1269 or Sebastian L. Fain at (212) 403-1135 of Wachtell, Lipton, Rosen & Katz with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

Berry Plastics Group, Inc.

By:	/s/ Jeffrey D. Thompson
Name:	Jeffrey D. Thompson
Title:	Executive Vice President and Chief Legal Officer

cc:	Wachtell, Lipton, Rosen & Katz

Andrew J. Nussbaum

Sebastian L. Fain

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

Citigroup Global Markets Inc.

As Representatives of the several Underwriters

c/o Merrill Lynch, Pierce, Fenner & Smith

                            Incorporated

One Bryant Park

New York, NY 10036

October 3, 2012

VIA FACSIMILE AND EDGAR

Mr. Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	Berry Plastics Group, Inc.
Registration Statement on Form S-1
File No.: 333-180294

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as Representatives of the several Underwriters, hereby join in the request of Berry Plastics Group, Inc. (the “Company”) that the effective date of the above-referenced Registration Statement on Form S-1 of the Company (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:00 p.m. EST on October 3, 2012, or as soon as possible thereafter.

Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act regarding the distribution of preliminary prospectuses, we hereby advise the Commission that the distribution of the Preliminary Prospectus dated September 19, 2012 (the “Preliminary Prospectus”), relating to the proposed initial public offering of the Company’s common stock commenced September 19, 2012. Approximately twelve thousand (12,000) copies of the Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others. The Preliminary Prospectus has been available on the Commission’s website since September 19, 2012.

[Remainder of the page intentionally left blank]

In connection with the distribution of the Preliminary Prospectus for the above-mentioned issue, the underwriters have confirmed that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Citigroup Global Markets Inc.
For themselves and on behalf of the several Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

/s/ Palma Mazzolla
Name: Palma Mazzolla
Title: Director

CITIGROUP GLOBAL MARKETS INC.

/s/ Scott Baird
Name: Scott Baird
Title: Managing Director